Via Facsimile and U.S. Mail
Mail Stop 6010


November 15, 2005


Mr. Dennis N. Cavender
Executive Vice President, Chief Financial Officer and Secretary
Essential Group, Inc.
1325 Tri-State Parkway, Suite 300
Gurnee, Illinois 60031

      Re:	Essential Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 30, 2005
		File No. 005-77938

Dear Mr. Cavender:

      We have reviewed your response dated November 3, 2005 to our comment letter dated October 20, 2005 and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

1.  Lines of Business, page F-7
1. Based on your response to prior comment one, it is still
unclear
how the services your provide represent a single group of similar services, as contemplated by paragraph 37 of SFAS 131. While you appear to assert that all of the services are provided to a homogenous client base in conducting clinical research, it is unclear how the nature of the services are similar, how they have similar economic characteristics, or how the methods used to provide the services are similar. In addition, based on your response, it appears that the services are branded separately and that the scope and breadth of the services you provide can vary based on the phase
of the trial and based on the selection of services by the client. Furthermore, as you disclosed, on page 13 of your filing, that you provide a "broad range of services", paragraph 101 of SFAS 131 would appear to indicate that the disclosures contemplated by paragraph
37
would be appropriate for you. As such, please clarify how these services represent a single group of similar services or propose revisions to your existing disclosures that would comply with paragraph 37.

3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10
2. In light of your response to prior comment two, please clarify why it is appropriate to recognize revenue based on hours worked where, based on your response, a per diem or a monthly fee may be the contracted revenue terms. In addition, please clarify what you meant when you responded that "delivery of the service is enabled by the monitoring visit or the project management time" and how that is consistent with recognizing revenue based on hours worked.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at
(202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Dennis N. Cavender
Essential Group, Inc.
November 15, 2005
Page 2